Exhibit 99.5

Nasdaq Ticker: MWC Investor Presentation November 2026 Micware Co., Ltd.

This presentation contains forward - looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties . You can identify these statements by the fact that they do not relate strictly to historical or current facts . You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this presentation . These statements are likely to address our growth strategy, financial results, and future development programs . You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward - looking statements . These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not . No forward - looking statement can be guaranteed and actual future results may vary materially . Factors that could cause actual results to differ from those discussed in the forward - looking statements include, but are not limited to : assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items ; our ability to execute our growth and expansion plan, including our ability to meet our goals ; current and future economic and political conditions ; our ability to compete in our industry ; our capital requirements and our ability to raise any additional financing which we may require ; our ability to attract customers and further enhance our brand awareness ; our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business ; trends in our industry ; and other assumptions described in this presentation underlying or relating to any forward - looking statements . We describe certain material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors” in our annual report on Form 20 - F (the “Annual Report”) filed with the U . S . Securities and Exchange Commission (the “SEC”) . We base our forward - looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made . We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied, or forecast by our forward - looking statements . Accordingly, you should be careful about relying on any forward - looking statements . Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward - looking statements after the distribution of this presentation, whether as a result of new information, future events, changes in assumptions, or otherwise . The forward - looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this presentation . Except as required by law, we undertake no obligation to update or revise publicly any forward - looking statements, whether as a result of new information, future events, or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events . You should read this presentation, along with the Annual Report and the documents that are filed as exhibits to the Annual Report, carefully and with the understanding that our actual future results may differ materially from what we currently expect . Industry Data and Forecasts This presentation contains references to market data and industry forecasts and projections, which were obtained or derived from publicly available information, reports of governmental agencies, market research reports, and industry publications and surveys . These sources generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of that information is not guaranteed . Although we believe such information to be accurate, we have not independently verified the data from these sources . However, we acknowledge our responsibility for all disclosures in this presentation . Forecasts and other forward - looking information obtained from these sources are subject to the same qualifications and additional uncertainties and risks regarding the other forward - looking statements in this presentation due to a variety of factors, including those described in the section entitled “Risk Factors” in the Annual Report and elsewhere in this presentation . These and other factors could cause results to differ materially from those expressed in the forecasts and estimates . 2 Forward - Looking Statements

Investment Highlights

Why Invest in Micware?

01 **Strategic Engineering Partner to Leading Japanese original equipment manufacturers ("OEMs")**

Dual relationship: Toyota Motor Corporation ("Toyota") (Since 2020) & Honda Motor Co., Ltd. ("Honda") (Since 2022) are both customers and strategic shareholders of Micware

02 **Mass-Production Software Know-How and Reusable Assets**

Vehicle-generation experience, modular software assets, and development / quality know-how built through long-cycle OEM programs

03 **Profitable Core Business Funding the Next Growth Phase**

A track record of profitability since inception*, with record-high gross margins** and increased R&D investment providing a strong foundation for growth

04 **micAuto-PF: Turning Automotive Assets into Scalable Services**

Standardizing and commercializing automotive software assets through OEM Consulting, Software Defined Vehicles ("SDV") Services, licenses and products

05 **DynaPlanet: Long-Duration Spatial Intelligence Growth Option**

Commercialization has begun, while large-scale business-to-business (B2B) / business-to-government (B2G) / OEM deployments remain a medium- to long-term opportunity

Note: * Based on J-GAAP financial statements. ** For the fiscal year ended February 28, 2026.

3

Company Overview

Founded in 2003, Micware is a Japan-based automotive software developer specializing in in-vehicle infotainment ("IVI") systems, navigation software and mobility solutions for OEMs.

20+ years

of experience in software development in the automotive industry*

360+ patents in total*

600+ number of employees**

Our Products and Services

- In-vehicle platform software
- Navigation software
- Other mobility software
- B2C services

Our Key Customers

- **Toyota** holds **>10% of the equity interests** in **Micware*****.
- **Honda** holds **>10% of the equity interests** in **Micware*****.
- Other customers include Daihatsu Motor Co., Ltd. and Denso Corporation.

Our Global Operations

6 operating entities and **13** branch offices across Japan, with established subsidiaries in the U.S., Thailand, and Germany*


Micware North America, Inc.
United States
Micware Europe GmbH
Germany
Kobe Headquarters
Japan
Micware Asia Pacific Co., Ltd.
Thailand

Note: *As of November 9, 2026. **Approximate employee headcount as of November 9, 2026. *** As of November 9, 2026.

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A strategic automotive software engineering partner embedded in long - cycle OEM programs OEM Co - Development • Custom IVI, navigation, connected and mobility software • Close integration with OEM development teams • Mass - production program experience 0 1 02 Reusable Software & Know - How 03 Follow - On / Recurring Value • Follow - on projects across vehicle g ene r at i o n s • IVI / navigation software assets • Development process & quality data • Large - scale development & operations know - how Strategic value: Not to move away from engineering, but to capture more value from the software assets and know - how created through engineering. • Maintenance and operations support • Per - unit software licensing 5

Software Defined Vehicles Development and sale of software systems designed for SDV , including IVI system software and other mobility - enhancing software products Development and licensing of in - vehicle navigation software systems , and other geographic data - based services for B 2 B customers, mainly serving end users Location - Based Services Other Primarily comprises software development services designed for SDV , and Business - to - Consumer (B2C) mobile app services unrelated to in - vehicle navigation Business Segment Note: The Company is evaluating organizational changes that may result in updates to its segment reporting in future periods. Any such changes remain subject to finalization. The segment information presented reflects the Company's current reporting basis. 6

Strategic Direction Driving Long - Term Value Through Technology and Execution Supplier Platform Provider Founded in Kobe, Japan as a small team focused on developing car audio and navigation systems Recognized as one of the leading Japan - based IVI Tier 1 software suppliers Scaled into a global team with around 600 members worldwide * Capture new opportunities Build a strong platform for the evolving mobility solutions Accelerate global expansion Create long - term value by expanding beyond traditional boundaries Note: *Approximate employee headcount as of November 9, 2026. Developer 200 3 ~202 4 2026 7

Future Growth Investment Priorities

Strategic Allocation of Capital by Business Segment

Software Defined Vehicles

30%

Key Product
micAuto-PF

Maintain and expand our established automotive software platform business

IPO Net Proceeds* + **Cash from Operations**

Location-Based Services

70%

Key Product
DynaPlanet-PF

Accelerate development of scalable recurring-revenue businesses

Allocation of IPO Proceeds

- Approximately **44%** for our DynaPlanet project and the expansion of micAuto-PF, including the commercialization and scaling of DynaPlanet and micAuto-PF, strategic investments to strengthen technologies, service offerings, and market access related to DynaPlanet and micAuto-PF, the development and expansion of our service line-up, and the enhancement of foundational technologies that support DynaPlanet and micAuto-PF;
- Approximately **36%** for general corporate purposes, including working capital as well as operating expenses;
- Approximately **12%** for strategic investments within our SDV and LBS segments, other than the DynaPlanet and micAuto-PF-related initiatives described above, that offer complementary technologies, services, or market access to strengthen our competitive position; and
- Approximately **8%** for marketing and advertising.

Note: *Includes the Underwriter's full exercise of its over-allotment option on May 27, 2026, in connection with the IPO.

8

Our Core Growth Pillars

micAuto-PF

Mobility Software Platform

Leverages in-vehicle software assets to support OEMs in transforming their development processes.

- micAuto-IVI
- micAuto-SDV
- micAuto-Motion

VISION **Mobility Physical AI**

Strategic Synergies

DynaPlanet-PF

3D Spatial Platform

A three-dimensional (“3D”) spatial platform that aims to connect the real and virtual worlds through three layers.

- Real 3D Interiors
- Real 3D Cities
- Virtual 3D Worlds

VISION **3D Intelligence Ecosystem**

One Philosophy
Two Platforms,

One philosophy. Two distinct sources of value. Each fueling the other’s growth.

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micAuto-PF: From IVI to Mobility Physical AI



micAuto-PF
Mobility Software Platform

1H FY2027 Progress

A shift in SDV projects toward a more profitable, higher-value-added successor project focused on upstream design and development.

STAGE 1 · micAuto-IVI

STAGE 2 · micAuto-SDV

STAGE 3 · micAuto-Motion

CURRENT REVENUE BASE

OEM Consulting

Expanding the OEM business with micAuto-IVI

- OEM co-development and engineering
- AI transformation support
- Maintenance and operations

GROWTH

SDV Service

Building a service business in the SDV domain

- Software Development Kit (SDK) / Application Programming Interface (API) usage fees
- Vehicle data licenses
- Connected service usage fees

LONGER TERM

Mobility Physical AI

Extending automotive assets into a wider range of mobility

- Software licenses for mobility
- Connected / Over-The-Air (OTA) operating fees
- New physical AI initiative

Vehicles & Motorcycles | Drones | Delivery robots

Revenue Model: **Monetizing development** → **Monetizing service usage** → **Monetizing the rollout of software assets**

Note: 1H FY2027 refers to the six months ended August 31, 2026.

10

DynaPlanet-PF: One Platform, Three 3D Layers



DynaPlanet-PF

3D Spatial Platform

1H FY2027 Progress

Advanced full-scale service and platform development and began recognizing revenue from DynaPlanet-related services.

LAYER 1 · Real 3D Interiors



PAID / CUSTOM

High-precision digital twins that reproduce building interiors

- Improve mobility and experience within stadiums, stations, airports, and malls
- Transform facility and real estate management
- Monetized mainly through B2B

LAYER 2 · Real 3D Cities



PAID / CUSTOM

Real urban space generated and updated from dashcam and other sources

- Real-time updating and high-quality models
- Advancing smart cities, disaster prevention, and urban mobility
- Monetized mainly through B2G

LAYER 3 · Virtual 3D Worlds



FREE / OPEN ECOSYSTEM

Virtual spaces built freely by AI and creators

- Events, games, education, and communities
- Grow users through B2C and monetizes through charges
- DynaPlanet Studio — freely use, create, publish, share, and monetize content — **launching Jan. 2027**



Revenue Streams	Solution and service revenue	Data provision and licensing revenue	Ecosystem and marketplace revenue

Note: 1H FY2027 refers to the six months ended August 31, 2026.

11

1H FY 2027 Financial Results

Listed on the Nasdaq Global Market became wholly owned subsidiaries Relocated to a new US office in Dublin, Ohio M a y 2 0 2 6 J u n e 2 0 2 6 J u l y 2 0 2 6 A u g 2 0 2 6 S e p t 2 0 2 6 O c t 2 0 2 6 Rang the Nasdaq Closing Bell Launched security solutions powered by Wiz Ltd. Presented research results at “IEEE IV 2026*” Launched platform - based growth strategy with micAuto - PF & DynaPlanet - PF Completed reorganization Executing With Purpose Across the Micware Group Entered into a business alliance agreement with ESRI Japan Corporation Signed MOU with MulticoreWare, Inc. Recent Key Milestones 13 Note: * Refers to the “2026 IEEE Intelligent Vehicles Symposium”.

Strengthening our Global Presence

Our Journey in North America

micware NORTH AMERICA

June 3, 2014
Established U.S. presence

July 31, 2026
Became a wholly owned subsidiary

October 30, 2026
Relocated to New, Expanded Office in Dublin, Ohio


DUBLIN
DUBLIN

International Revenue Performance and Outlook


US$ Million
1.1
21.0%
1.4
1H FY2026
Unaudited
USD/JPY rate
$1=¥146.90
1H FY2027
Unaudited
USD/JPY rate
$1=¥159.74
FY2027E
Illustrative;
not to scale.*

OUTLOOK

While domestic revenue remains our core driver, we aim to grow **international revenue in the coming years.**

DOMESTIC (JAPAN)	INTERNATIONAL
Core driver	Emerging

Note: *This graph is for illustrative purposes only. Please refer to the "Forward-looking Statements" found on page 2 of this presentation.
1H FY2026 refers to the six months ended August 31, 2025. 1H FY2027 refers to the six months ended August 31, 2026.
All USD equivalents are based on the exchange rates as of the respective balance sheet dates, or if not available, the most recent available rate prior to such dates, as reported by the United States Federal Reserve Board.

14

1. Software Development Services Design and delivery of custom automotive software based on our proprietary IVI platform, which supports functions like navigation, multimedia, and connectivity 3. Other Software - related Services After - sales maintenance and support services, as well as B2C mobile app services unrelated to in - vehicle navigation 2. Licensing Licensing proprietary software modules to Tier 1 suppliers for integration into in - vehicle systems, typically on a per - unit basis Current Revenue Model 15

78 . 6% 81 . 4% 15 . 0% 3 . 6 % FY2025 Audited 7.1% 14.3% 1H FY2026 Unaudited 1H FY2027 Unaudited Software Development Services Licensing Software - related Services Revenue US$ Million Revenue Breakdown Note: FY2025 refers to the fiscal year ended February 28, 2025; FY2026 refers to the fiscal year ended February 28, 2026; 1H FY2026 refers to the six months ended August 31, 2025; 1H FY2027 refers to the six months ended August 31 , 2026 . All USD equivalents are based on the exchange rates as of the respective balance sheet dates, or if not available, the most recent available rate prior to such dates, as reported by the United States Federal Reserve Board. Financial Highlights 140.2 69.9 66. 4 F Y 2 0 2 6 Audited 1H FY2027 Unaudited 80 . 0% 14 . 8% 5 . 2% 79 . 1 % FY2026 Audited 6.6% 14.3% FY2025 Audited USD/JPY rate $1=¥150 .64 USD/JPY rate $1=¥156 .05 1H FY2026 Unaudited USD/JPY rate $1=¥146 .90 USD/JPY rate $1=¥159 .74 140.3 0.1% 16

10 .3 4 .8 3 .9 F Y 2 0 2 5 A udi t e d F Y 2 0 2 6 A udi t e d 1H FY2026 Unaudited 1H FY2027 Unaudited F Y 2 0 2 5 A udi t e d F Y 2 0 2 6 A udi t e d 1H FY2026 Unaudited 1H FY2027 Unaudited F Y 2 0 2 5 A udi t e d F Y 2 0 2 6 A udi t e d 1H FY2026 Unaudited 1H FY2027 Unaudited 35 . 0% 36 . 8 % US$ Million Gross Margin % 10 . 9% 11 . 1 % US$ Million Adjusted Operating Profit Margin (%) US$ Million Net Income Margin (%) 8 . 0% 10 . 4% 6 . 9% 5 . 8 % Financial Highlights Not e: FY20 25 refers to the f iscal year ended Februar y 28, 2 025; F Y2 026 refer s to the fiscal year ended Februar y 28 , 2 026 ; 1 H FY202 6 r efers to the six month s ended August 31, 20 25; 1H FY20 27 refers to the six months ended August 3 1, 202 6. All USD eq uivalent s are based on the exchang e rat es as of the r espective balan ce sheet dates, or if not availab le, the mo st recent available rat e prior to such dates, as reported by the U nit ed States F ederal Reserve Board . *In evaluatin g i ts busin ess, the Company uses cert ain non - GAAP measur es as supplement al measures t o r eview an d assess i ts oper at in g an d financial per formance, including Adjusted Oper at ing Profit . Ad justed Operating Pr ofit is a non - GAAP fin ancial measur e that is defined as operat ing prof it plus one - time li st ing - related an d ot her transformat ion expenses incurr ed in con nect ion wi th the Compan y’ s IPO and cor porate tran sfor mat ion in iti atives. M anagement uses Adjusted Operat ing Profit as a benchmark measurement of it s own operat ing result s, and as a benchmark r elative to its competitors. Adjusted Oper atin g Profit is not a measure of fin ancial performan ce under accoun tin g pr incip les gener ally accepted in the United Stat es (“U. S. GAAP” ) an d should n ot be consider ed in iso lation or as a substitu te fo r an alysis of the Compan y’ s results as report ed un der GAAP. Furt herm ore, this metric is no t indicative of the Co mpan y’s overall r esults or in dicators of past or futur e financial perfo rmance. The way the Comp any measures Adjust ed O peratin g Profit may not be compar ab le to similarly ti tled measur es presented by o ther compan ies. See t he Appen dix for a reconciliation of t he Company’s operating profit, which the Company believes is th e most d irectly compar able U.S. GAAP measure. ** Refers to net income at trib utable to the Co mp any’s ordinary shar eholder s. 31 . 4% 36 . 3 % USD/JPY rate USD/JPY rate USD/JPY rate USD/JPY rate $1 = ¥146 . 9 0 $1 = ¥159 . 7 4 $1 = ¥150 . 6 4 USD/JPY rate USD/JPY rate $1=¥150.64 $1=¥156.05 $1=¥156.05 Adjusted Operating Profit* Gross Profit Net Income Attributable to the Company’s Ordinary Shareholders USD/JPY rate USD/JPY rate $1=¥150.64 $1=¥156.05 USD/JPY rate USD/JPY rate USD/JPY rate USD/JPY rate $1 = ¥146 . 9 0 $1 = ¥159 . 7 4 $1 = ¥146 . 9 0 $1 = ¥159 . 7 4 6 . 3% 7 . 3% 49 .1 51 .7 5.2% 17 21.9 9.9% 24.1 15 .3 15 .6 1.4% 6 .9 5.6 22.7% 8.8 16.3%

Note: *Total indebtedness includes short term borrowings, current portion of long - term borrowings, and long - term borrowings. For the fiscal year ended February 29, 2025 and 2026, and for the six months ended August 31, 2026, convenience translations are based on the exchange rates as of the respective balance sheet dates, or, if not available, the most recent available rate prior to such dates, as reported by the United States Federal Reserve Board. Financial Highlights Cash and Cash Equivalents US$ Million 50.9 52.9 66.3 US$ Million 40. 3 34.5 20. 3 Total Indebtedness* As of February 28, 2025 USD/JPY rate $1=¥150 .64 As of February 28, 2026 USD/JPY rate $1=¥156 .05 As of August 31, 2026 USD/JPY rate $1=¥159 .74 As of February 28, 2025 USD/JPY rate $1=¥150 .64 18 As of February 28, 2026 USD/JPY rate $1=¥156 .05 As of August 31, 2026 USD/JPY rate $1=¥159 .74

Key 1H FY2027 Financial Takeaways

1

Margin Expansion from Higher-Value Work

Gross margin expanded **+4.9 pp** to **36.3%** and gross profit grew **+9.9%**, driven by a shift in the mix of SDV projects toward a more profitable, higher-value-added successor program focused on upstream design and development.

2

Expanding Core Profit While Investing for Growth

Adjusted operating profit, which excludes one-time IPO related expenses, rose **+22.7%** even as R&D expenses increased **+46.9%**, demonstrating our ability to fund future growth from our core business.

3

Building the Foundation for Platform-Based Growth

We launched **micAuto-PF** and **DynaPlanet-PF**, realigned our subsidiaries around the two platforms, and took full ownership of our **North American and Asia Pacific** subsidiaries to support global expansion.

19

Why Invest Now?

#	Near-Term Catalysts	Growth Horizon
01	**First year as a Nasdaq-listed company** Growing capital markets visibility	Now
02	**DynaPlanet commercialization** Transitioning from development to revenue generation	Now
03	**SDV market expansion** Increasing software content per vehicle	Near Term
04	**Strong financial performance while funding future innovation** Strong profitability while investing for growth	Medium Term
05	**Clear growth roadmap** IPO proceeds supporting future expansion	Long Term

20

Contact Micware Co., Ltd. Phone: +81 - 3 - 6699 - 9899 Email: mic_ir@micware.co.jp Address: 25 th Floor Kobe Asahi Building, 59 Naniwa - machi, Chuo - ku Kobe, Hyogo, Japan 650 - 0035 Website : www.ir - micware.com 21

Supporting Materials Appendix

Company Overview

Founded in 2003, Micware is a Japan-based automotive software developer specializing in IVI systems, navigation software, and mobility solutions for OEMs.

01

20 years+ of automotive software development

20 years+ of OEM automotive software development experience, with proven co-development capabilities across architecture design, requirements definition, and development processes.

02

Co-development of customer-owned platforms

Beyond supplying standalone software, we **co-develop customer-owned platforms**, deeply integrated with hardware and development processes for deployment across multiple vehicle models.

03

Proprietary technologies powering automotive software

Accumulated **technologies and expertise** spanning navigation, IVI, connectivity, vehicle data integration, and SDV, backed by **360+ patents***.

04

Experienced technical workforce and long-term development capacity

Dedicated, confidential development teams with in-house execution, delivering **specialized yet versatile co-development** beyond staff augmentation (**600+ employees****).

05

Trusted partnerships with leading automakers

Long-standing co-development partnerships and strategic investments from **Honda** and **Toyota**, each holding over 10% of Micware's outstanding shares*.

06

Expansion into new businesses to drive future growth

Leveraging automotive software expertise to expand into **DynaPlanet**, a **3D spatial platform**, accelerating growth as a new business pillar from FY2027 onward.

Note: *As of November 9, 2026.
**Approximate headcount as of November 9, 2026.

23

Our Mission for Growth

The Two Growth Pillars of Our AI-centric Platform Strategy

micAuto-PF	MISSION
01	Maintain IVI domain
02	Expand ADAS* domain
03	Expand market via Connected**
04	Expand quality & assurance

×

DynaPlanet-PF	MISSION
01	Collect dynamic data***
02	Build dynamic spaces***
03	Preserve spatial data
04	Commercialize spatial platform

Go beyond convention through AI

To execute our mission for growth, we launched a new organizational structure effective September 1, 2026, including the establishment of a new company focused on our next-generation spatial intelligence business.

Note: *ADAS: Advanced Driver Assistance Systems. **Connected: Connected Service. ***DynaPlanet's data and space elements.

24

Capital structure, geographic exposure and customer concentration GEOGRAPHIC REVENUE CUSTOMER CONCENTRATION SHARE CAPITAL Shares Outstanding 59.4M Issued Ordinary Shares 61.3M 61,331,990 shares Treasury shares: 1.9M 1 ADS = 1 Ordinary Share As of August 31, 2026 1H FY2027 Revenue by Market 97.9% Japan domestic market 1H Ended August 31, 2026 2.1% Overseas (United States, Thailand, Europe) FY2026 Revenue Concentration 78.3% Top 3 customers Customer groups aggregated under common control 2 1 .0 % overseas revenue increase year - on - year Investor Quick Facts 5 0 .6 % Honda Group 1 6 .3 % Toyota Group 1 1 .4 % Uni Electronics 2 1 .7 % Others 25

Non - GAAP Reconciliation: Adjusted Operating Profit Adjusted operating profit, EBITDA, and free cash flow are financial measures that are not calculated in accordance with U . S . Generally Accepted Accounting Principles (“GAAP”) (collectively referred to as the “non - GAAP financial measures”), and the use of the terms adjusted operating profit, EBITDA, and free cash flow may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures . We believe non - GAAP financial measures provide investors with useful information with respect to our historical operations . We present non - GAAP financial measures as supplemental performance measures because we believe they facilitate a comparative assessment of our operating performance relative to our performance based on our results under GAAP, while isolating the effects of some items that vary from period to period . Adjusted operating profit allows us to assess our performance without the impact of the specifically identified items that we believe do not directly reflect our core operations, including non - recurring costs, such as listing - related and transformational expenses, and IPO - related share - based compensation expense . The non - GAAP financial measure also functions as key performance indicator used to evaluate our operating performance internally, and it is used in connection with the determination of incentive compensation for All USD figures are based on the USD/JPY rate $1=¥159.74 (a) Represents listing - related and other transformational expenses incurred in connection with our IPO and corporate transformation initiatives for the six months ended August 31, 2025 and 2026. These costs were recognized as expenses in the statement of operations and were not recorded as direct deductions from equity. (b) Represents non - cash share - based compensation expense recognized upon the consummation of our IPO in connection with share option awards that vested upon completion of the IPO. We exclude this expense because it resulted from an IPO - specific vesting condition and is not indicative of our ongoing operating performance. Note: All USD equivalents are based on the exchange rates as of the respective balance sheet dates, or if not available, the most recent available rate prior to such dates, as reported by the United States Federal Reserve Board. 26 For the Six Months Ended August 31, management, including executive officers. 2026 US$ 2026 JPY 2025 JPY In thousands $ 4 , 93 7 ¥788,724 ¥784,893 Operating Profit 122 19,485 39,954 Plus: Listing - Related and Transformational Expenses (a) 1 , 8 3 0 292,284 - Plus: IPO - Related Share - Based Compensation Expense (b) $ 6 ,88 9 ¥1,100,493 ¥824,847 Adjusted Operating Profit

Non - GAAP Reconciliation: EBITDA and EBITDA Margin For the Six Months Ended August 31, 2026 US$ 2026 JPY 2025 JPY In thousands $ 4 , 93 7 ¥788,724 ¥ 7 84 , 8 9 3 Operating Profit 1 , 2 9 7 207,177 2 0 7 , 2 0 5 Plus: Depreciation and Amortization $ 6 ,23 4 ¥995,901 ¥ 9 92, 0 9 8 EBITDA 9.4% 9.7% EBITDA Margin We define EBITDA as operating profit plus depreciation and amortization, and EBITDA margin as the ratio of EBITDA to revenue, expressed as a percentage . We believe EBITDA and EBITDA margin allow us to assess our operating performance without the impact of depreciation and amortization, which can vary with our capital investment cycle and do not directly reflect our core operations . EBITDA and EBITDA margin are not measures of financial performance under GAAP and should not be considered in isolation or as substitutes for any other GAAP measure . These non - GAAP measures may not be comparable with similarly titled measures by other companies and do not fully reflect cash expenditures, working capital requirements, capital commitments, interest expenses, or debt - service requirements . All USD figures are based on the USD/JPY rate $1=¥159.74 Note: All USD equivalents are based on the exchange rates as of the respective balance sheet dates, or if not available, the most recent available rate prior to such dates, as reported by the United States Federal Reserve Board. 27

Non - GAAP Reconciliation: Free Cash Flow and Free Cash Flow Margin For the Six Months Ended August 31, 2026 US$ 2026 JPY 2025 JPY In thousands $8,691 ¥1,388,486 ¥2,304,742 Net Cash Provided by Operating Activities 553 88,382 33,485 Less: Purchase of Property and Equipment 223 35,643 277 Less: Purchase of Intangible Assets $7,915 ¥1,264,461 ¥2,270,980 Free Cash Flow 11.9% 22.1% Free Cash Flow Margin We define free cash flow as net cash provided by operating activities after purchase of property and equipment and intangible assets, and free cash flow margin as the ratio of free cash flow to revenue, expressed as a percentage . We believe free cash flow and free cash flow margin are useful measures of liquidity because they show the cash our business generates after capital investments needed to maintain and grow our operations . Free cash flow and free cash flow margin are not measures of financial performance under GAAP and should not be considered in isolation or as substitutes for analysis of our results as reported under GAAP . These non - GAAP measures may not be comparable with similarly titled measures by other companies and do not fully reflect cash expenditures, working capital requirements, capital commitments, interest expenses, or debt - service requirements . All USD figures are based on the USD/JPY rate $1=¥159.74 Note: All USD equivalents are based on the exchange rates as of the respective balance sheet dates, or if not available, the most recent available rate prior to such dates, as reported by the United States Federal Reserve Board. 28

4.9 5. 4 6.5 7. 5 8.6 9. 8 11.2 12.6 14. 0 15. 5 12. 0 12.5 13.0 13.5 14. 0 14. 5 15.0 15.5 16.1 16. 7 35 30 25 20 15 10 5 16.9 17. 9 19.5 21. 0 22.6 24.3 26.2 28.1 30.1 32.2 Global Market Size of the IVI Market, 2020 - 2029E Billion US$ 2025E - 2029E 2020 - 2024 CAGR 3.6% 3.9% Hardware 12.1% 15.1% Software 7.3% 7.6% Total H a r d w a r e Software Industry Overview 0 2020 2021 2022 2023 2024 2025E 2026E 2027E 2028E 2029E Source: The Frost & Sullivan Report 29

Global Market Size of the Automotive Navigation System Market, 2020 - 2029E 2025E - 2029E 2020 - 2024 7.3% 7.5% CAGR 6,069. 0 6,524.1 7,000.4 7,532.4 8,105. 0 8,688.5 9,340.2 10,031.3 10,743.6 11,527.8 Million US$ 15,000 10,000 5,000 0 2020 2028E 2029E 2021 2022 2023 2024 2025E 2026E 2027E Global Market Size of the Digital Mapping Market, 2020 - 2029E Million US$ 2025E - 2029E 2020 - 2024 7.4% 7.8% CAGR 1,740.8 0 2020 2021 2022 2023 2024 2025E 2026E 2027E 2028E 2029E Source: The Frost & Sullivan Report 30 1,854.5 2,020.2 2,175.6 2,351.4 2,517.4 2,714.3 2,911.1 3,118.3 3,344.9 4,000 3,000 2,000 1,00 0 Industry Overview

7 .4 8 .1 3 .2 3 .8 Revenue JPY Billion Note: FY2025 refers to the fiscal year ended February 28, 2025; FY2026 refers to the fiscal year ended February 28, 2026; 1H FY2026 refers to the six months ended August 31, 2025; 1H FY2027 refers to the six months ended August 31 , 2026 . Financial Highlights (Japanese Yen Basis) 2 1 . 1 2 1 . 9 1 0 . 3 1 0 . 6 1H FY2027 1H FY2026 FY2026 F Y 2 0 2 5 1H FY2027 1H FY2026 F Y 2 0 2 6 FY2025 U n a ud i t ed Unaudited Audited A u d i t ed Unaudited U n a u d i t ed A u d i t ed Audited 3 . 7 % Gross Profit JPY Billion Gross Margin % 35 . 0% 36 . 8% 3 . 4% 8 . 9% 19 . 5% 31 . 4% 31 36 . 3%

1 .3 1 .6 0 .7 0 .6 2 .4 0 .8 1 .1 1H FY2027 1H FY2026 F Y 2 0 2 6 F Y 2 0 2 5 1H FY2027 1H FY2026 F Y 2 0 2 6 FY2025 U n a udi t e d U n a udi t e d A udi t e d A udi t e d Unaudited Unaudited A udi t e d Audited 10 . 9% 11 . 1 % JPY Billion Adjusted Operating Profit Margin (%) JPY Billion Net Income Margin (%) 8 . 0% 10 . 4% 6 . 9% 5 . 8 % Financial Highlights (Japanese Yen Basis) Not e: F Y2025 r efers to the fiscal year ended Febr uary 28 , 2025 ; FY202 6 r efers to the fiscalyear ended Febr uary 2 8, 202 6; 1H FY202 6 r efers to the six mon ths ended August 31 , 2 025; 1 H F Y2027 r efers to the six mont hs ended August 31, 20 26. *In evaluatin g i ts busin ess, the Company uses cert ain non - GAAP measur es as supplement al measures t o r eview an d assess i ts oper at in g an d financial per formance, including Adjusted Oper at ing Profit . Ad justed Operating Pr ofit is a non - GAAP fin ancial measur e that is defined as operat ing prof it plus one - time li st ing - related an d ot her transformat ion expenses incurr ed in con nect ion wi th the Compan y’ s IPO and cor porate tran sfor mat ion in iti atives. M anagement uses Adjusted Operat ing Profit as a benchmark measurement of it s own operat ing result s, and as a benchmark r elative to its competitors. Adjusted Oper atin g Profit is not a measure of fin ancial performan ce under accoun tin g pr incip les gener ally accepted in the United Stat es (“U. S. GAAP” ) an d should n ot be consider ed in iso lation or as a substitu te fo r an alysis of the Compan y’ s results as report ed un der GAAP. Furt herm ore, this metric is no t indicative of the Co mpan y’s overall r esults or in dicators of past or futur e financial perfo rmance. The way the Comp any measures Adjust ed O peratin g Profit may not be compar ab le to similarly ti tled measur es presented by o ther compan ies. See t he Appen dix for a reconciliation of t he Company’s operating profit, which the Company believes is th e most d irectly compar able U.S. GAAP measure. ** Refers to net income at trib utable to the Co mp any’s ordinary shar eholder s. Adjusted Operating Profit* Net Income Attributable to the Company’s Ordinary Shareholders 6 . 3% 7 . 3% 2 .3 5 . 1% 32 33 . 4% 20.4%

Management Team



Kenji Narushima

Founder, Representative Director, President, Chairman, and Chief Executive Officer

- Mr. Narushima founded Micware in March 2003.
- Mr. Narushima served as an independent outside director of O-Well Corporation ("O-Well") from June 2023 to May 2024.
- Mr. Narushima was a representative director of Narushima Hompo Co., Ltd. from November 2017 to October 2018.
- Mr. Narushima worked for Step One Limited, a Kobe-based software and hardware developer ("Step One"), from April 1990 to February 2003.
- Mr. Narushima obtained a diploma in information processing from the College of Computing, Kobe Institute of Computing in Kobe, Hyogo in March 1985.



Masahide Shigeno

Co-Founder, Representative Director, Deputy President, Chief Technology Officer, and Member of the Nominating and Compensation Committee

- Mr. Shigeno is one of the founding employees of Micware, and he has been primarily responsible for the technology of the entire Micware group.
- Mr. Shigeno has served as a director at sdtech Inc., a Japanese software developer and software engineering and design solution service provider, since September 2021.
- Mr. Shigeno was a software engineer at Step One from April 1993 to February 2003.
- Mr. Shigeno obtained a diploma in software from the College of Computing, Kobe Institute of Computing in Kobe, Hyogo in March 1993.



Takuma Segawa

Co-Founder and Chief Financial Officer

- Mr. Segawa has been our chief financial officer since September 2024.
- Mr. Segawa was our director from May 2020 to May 2025 and our executive officer from April 2016 to May 2020.
- Mr. Segawa is one of the founding employees of Micware.
- Mr. Segawa was a software engineer at Step One from April 1996 to February 2003.
- Mr. Segawa obtained a bachelor's degree in engineering from Osaka Electro-Communication University in Neyagawa City, Osaka in March 1996.



Kazunori Mori

Director

Chief Marketing Officer

- Mr. Mori has been our director and chief marketing officer since May 2026. He also concurrently serves as a director at our five Japanese subsidiaries since April 2026.
- Mr. Mori served as a general manager at Toyota Tsusho Corporation (TYO: 8015) was a general manager at its Advanced Mobility Services Division from April 2024 to March 2026.
- Mr. Mori obtained a bachelor's degree in business administration from Kobe University in March 2000.

33

Board of Directors



Kenji Narushima

Founder, Representative Director, President, Chairman, and Chief Executive Officer

- Mr. Narushima founded Micware in March 2003.
- Mr. Narushima served as an independent outside director of O-Well from June 2023 to May 2024.
- Mr. Narushima was a representative director of Narushima Hompo Co., Ltd. from November 2017 to October 2018.
- Mr. Narushima worked for Step One Limited, a Kobe-based software and hardware developer ("Step One"), from April 1990 to February 2003.
- Mr. Narushima obtained a diploma in information processing from the College of Computing, Kobe Institute of Computing in Kobe, Hyogo in March 1985.



Masahide Shigeno

Co-Founder, Representative Director, Deputy President, Chief Technology Officer, and Member of the Nominating and Compensation Committee

- Mr. Shigeno is one of the founding employees of Micware, and he has been primarily responsible for the technology of the entire Micware group.
- Mr. Shigeno has served as a director at sdtech Inc., a Japanese software developer and software engineering and design solution service provider, since September 2021.
- Mr. Shigeno was a software engineer at Step One from April 1993 to February 2003.
- Mr. Shigeno obtained a diploma in software from the College of Computing, Kobe Institute of Computing in Kobe, Hyogo in March 1993.



Kazunori Mori

Director

Chief Marketing Officer

- Mr. Mori has been our director and chief marketing officer since May 2026. He also concurrently serves as a director at our five Japanese subsidiaries since April 2026.
- Mr. Mori served as a general manager at Toyota Tsusho Corporation (TYO: 8015) was a general manager at its Advanced Mobility Services Division from April 2024 to March 2026.
- Mr. Mori obtained a bachelor's degree in business administration from Kobe University in March 2000.



Kazuyuki Kawabata

Independent Director and Member of the Nominating and Compensation Committee

- Mr. Kawabata has been our independent director since May 2020.
- Mr. Kawabata spent 46 years working at Awaji Shinkin Bank, a cooperative financial institution headquartered in Sumoto City, Hyogo.
- Mr. Kawabata was a director and general manager at the Awaji Shinkin Bank from April 2014 to March 2019.
- Mr. Kawabata graduated from Hyogo Prefectural Sumoto Industrial Senior High School in Sumoto City, Hyogo in March 1970.

34

Board of Directors



Asami Sadoi

Independent Director and Member of the Nominating and Compensation Committee

- Ms. Sadoi has been our independent director since June 2023.
- Ms. Sadoi has served as a president of Office muMore, where she provides consulting services regarding woman employees' career development since April 2021.
- Ms. Sadoi served as a representative director and president at Fujitsu Middleware Limited from June 2015 to March 2021.
- Ms. Sadoi obtained a bachelor's degree in international relations from Tsuda University in Tokyo in March 1981.



Yuko Osumi

Independent Director and Member of the Nominating and Compensation Committee

- Ms. Osumi has been our independent director since May 2025.
- Ms. Osumi has approximately 24 years of experience in the automobile industry.
- Ms. Osumi has been a global customer manager at Bose Automotive G.K., where she is responsible for sales and customer management for automotive sound system.
- Ms. Osumi obtained a bachelor's degree in international relations from Tsuda University in Tokyo in March 1998.



Rieko Okada

Independent Director and Member of the Nominating and Compensation Committee

- Ms. Okada has been our independent director since May 2025.
- Ms. Okada has 19 years of experience serving as a chief financial officer at Japanese technology companies.
- Ms. Okada obtained an associate degree in American and English Studies from Kansai Gaidai Junior College in Hirakata, Osaka, in March 1992, a Bachelor of Arts in Industry and Technology from the Open University of Japan in March 2012, and a master's degree in business administration from Kobe University in March 2022.



Jerzy Marek Rudzinski

Independent Director

- Mr. Rudzinski has been our independent director since September 2023.
- Mr. Rudzinski was a president of the board of directors of FQS Poland Limited, a Poland-based software developer which is a wholly owned subsidiary of Fujitsu Limited, from January 1998 to June 2023.
- Mr. Rudzinski obtained a Master of Science in Chemistry from University of Wroclaw, Poland, in September 1982, and a Doctor of Science in Computational Chemistry from Hokkaido University in March 1990.

35

Our Principal Shareholders 36 Ordinary Shares Beneficially Owned P e r c e n t (As of June 30, 2026) Directors, Corporate Auditors, and Executive Officers (1) : 1 2 . 2% Kenji Narushima (2) 9 . 1% Masahide Shigeno (3) 7 . 1% Takuma Segawa (4) – Kazuyuki Kawabata – Asami Sadoi – Yuko Osumi – Rieko Okada – Jerzy Marek Rudzinski – Kazunori Mori – Hiroaki Fujita – Mitsunori Yabe – Wakako Isaka (Yaguchi) 2 7 . 6% All directors, corporate auditors, and executive officers as a group (12 individuals): 5% Shareholders: 1 1 . 5% Toyota (5) 1 1 . 5% Honda (6) 5 . 8% Hideaki Tokuhara 5 . 7% O - Well (7) ess otherwise indicated, the business address of each of the individuals is Kobe Asahi Building 25th Floor, 59 Naniwa - machi, Chuo - ku, Kobe, Hyogo 650 - 0035. Note: (1) Unl (2) The aggregate number of Ordinary Shares beneficially owned by Mr. Kenji Narushima reflects (i) 6,266,000 Ordinary Shares, and (ii) an aggregate of 1,096, 550 Ordinary Shares that may be issued upon exercise of stock opt ions held by Mr. Narushima. (3) The aggregate number of Ordinary Shares beneficially owned by Mr. Masahide Shigeno reflects (i) 4,699,500 Ordinary Shares, and (ii) an aggregate of 751, 920 Ordinary Shares that may be issued upon exercise of stock options held by Mr. Shigeno. (4) The aggregate number of Ordinary Shares beneficially owned by Mr. Takuma Segawa reflects (i) 3,665,610 Ordinary Shares, and (ii) an aggregate of 626, 600 Ordinary Shares that may be issued upon exercise of stock options held by Mr. Segawa. (5) Represents an aggregate of 6,861,270 Ordinary Shares held directly by Toyota. The registered address of Toyota is 1 Toyot a - Cho, Toyota City, Aichi Prefecture 471 - 8571, Japan. Toyota is listed on the Tokyo Stock Exchange, the Nagoya Stock Exchange, and the London Stock Exchange. Toyota is also a reporting company under the Exchange Act and is listed on the New York Stock Exchange. (6) Represents an aggregate of 6,861,270 Ordinary Shares held directly by Honda. The registered address of Honda is TORANOMON ALCEA TOWER 2 - 2 - 3 Toranomon, Minato - ku, Tokyo. Honda is listed on the Tokyo Stock Exchange. Honda is also a reporting company under the Exchange Act and is listed on the New York Stock Exchange. (7) Represents (i) 2,224,430 ordinary shares and 80,000 American Depositary Shares, each representing one ordinary share, held by O - Well, and (ii) 1,190,540 ordinary shares and 200, 053 American Depositary Shares, each representing one ordinaryshare, held by Uni Electro nics Inc., a wholly - owned subsidiary of O - Well, as of June 30, 2026. The registered address of O - Well is 5 - 13 - 9 Mitejima, Nishiyodogawa - ku, Osaka 555 - 0012, Japan. O - Well is listed on the Tokyo Stock Exchange.